Exhibit 99.3

Protonex Technology Corporation

Consolidated Financial Statements
As of September 30, 2014 and 2013 and for the Years Ended September 30, 2014, 2013 and 2012

The report accompanying these financial statements was issued by

BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of

BDO International Limited, a UK company limited by guarantee.

Protonex Technology Corporation

Consolidated Financial Statements

As of September 30, 2014 and 2013 and for the Years Ended

September 30, 2014, 2013 and 2012

Protonex Technology Corporation

Contents

Independent Auditor’s Report	3-4

Consolidated Financial Statements:

Balance Sheets	6

Statements of Operations	7

Statements of Changes in Stockholders’ Equity	8

Statements of Cash Flows	9

Notes to Consolidated Financial Statements	10-24

Independent Auditor’s Report

Board of Directors

Protonex Technology Corporation

Boston, Massachusetts

We have audited the accompanying consolidated financial statements of Protonex Technology Corporation and its subsidiary, which comprise the consolidated balance sheets as of September 30, 2014 and 2013, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Protonex Technology Corporation and its subsidiary as of September 30, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

December 8, 2014 (except with respect to the matter discussed in Note 13, as to which the date is June 29, 2015)

Boston, MA

Consolidated Financial Statements

Protonex Technology Corporation

Consolidated Balance Sheets

September 30,	2014	2013

Assets

Current Assets:
Cash and cash equivalents	$1,593,483	$959,340
Accounts receivable, no allowance for doubtful accounts at September 30, 2014 and 2013	2,438,900	1,637,139
Inventory, net	1,361,654	1,333,221
Prepaid expenses and other current assets	173,229	178,129
Total Current Assets	5,567,266	4,107,829

Property and equipment, net of accumulated depreciation and amortization amortization of $3,653,987 and $3,421,497 at September 30, 2014 and 2013, respectively	401,244	579,349
Goodwill	7,816,990	7,816,990
Intangible assets, net of accumulated amortization of $731,550 and $714,954 at September 30, 2014 and 2013, respectively	7,450	24,046
Other assets	91,198	127,163

Total Assets	$13,884,148	$12,655,377

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable (includes related party payables of $1,854 and $0 at September 30, 2014 and 2013, respectively)	$1,602,143	$1,108,531
Accrued expenses	649,123	535,194
Deferred revenues	781,328	302,691
Current maturities of capital lease obligations	22,126	41,198
Total Current Liabilities	3,054,720	1,987,614

Capital Lease Obligations, net of current maturities	23,362	47,115
Deferred Tax Liability	1,528,261	1,325,137
Long-Term Debt	2,091,484	1,421,161
Total Liabilities	6,697,827	4,781,027

Commitments and Contingencies (Note 8)

Stockholders’ Equity:
Preferred Stock, $0.005 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.005 par value; 120,000,000 shares authorized; 64,108,788 and 63,995,188 shares issued and outstanding at September 30, 2014 and 2013, respectively	320,544	319,976
Additional paid-in capital	68,960,329	68,527,606
Accumulated deficit	(62,094,552)	(60,973,232)
Total Stockholders’ Equity	7,186,321	7,874,350

Total Liabilities and Stockholders’ Equity	$13,884,148	$12,655,377

See accompanying notes to consolidated financial statements.

Protonex Technology Corporation

Consolidated Statements of Operations

Years ended September 30,	2014	2013	2012

Revenues:
Product	$7,514,970	$7,820,696	$4,068,005
Contract	6,540,369	5,158,426	6,055,027
Contra-revenue	(246,714)	—	—

Total revenues	13,808,625	12,979,122	10,123,032

Cost of Revenues:
Product	5,075,449	4,950,592	2,618,380
Contract	3,212,228	2,054,545	2,647,808

Total cost of revenues	8,287,677	7,005,137	5,266,188

Gross Profit	5,520,948	5,973,985	4,856,844

Operating Expenses:
Research and development	3,630,148	4,909,493	4,665,540
Sales and marketing	1,183,019	1,170,501	1,034,837
General and administrative	1,334,233	1,298,055	1,369,897

Total operating expenses	6,147,400	7,378,049	7,070,274

Loss From Operations	(626,452)	(1,404,064)	(2,213,430)

Other Income (expense):
Interest expense	(329,882)	(191,182)	(17,357)
Miscellaneous income, net	38,138	67,467	423,859

Total other expense, net	(291,744)	(123,715)	406,502

Loss before provision for income taxes	(918,196)	(1,527,779)	(1,806,928)

Provision for income taxes	203,124	220,417	206,267

Net Loss	$(1,121,320)	$(1,748,196)	$(2,013,195)

See accompanying notes to consolidated financial statements.

Protonex Technology Corporation

Consolidated Statements of Changes in Stockholders’ Equity

Years ended September 30, 2014, 2013 and	Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
2012	Shares	Amount	Capital	Deficit	Equity

Balance, September 30, 2011	63,979,188	$319,896	$67,647,648	$(57,211,841)	$10,755,703

Stock-based compensation	—	—	424,537	—	424,537

Net loss	—	—	—	(2,013,195)	(2,013,195)

Balance, September 30, 2012	63,979,188	319,896	68,072,185	(59,225,036)	9,167,045

Stock option exercises	16,000	80	3,280	—	3,360

Stock-based compensation	—	—	278,792	—	278,792

Fair value of warrants	—	—	173,349	—	173,349

Net loss	—	—	—	(1,748,196)	(1,748,196)

Balance, September 30, 2013	63,995,188	319,976	68,527,606	(60,973,232)	7,874,350

Stock option exercises	113,600	568	7,952	—	8,520

Stock-based compensation	—	—	178,057	—	178,057

Fair value of warrants	—	—	246,714	—	246,714

Net loss	—	—	—	(1,121,320)	(1,121,320)

Balance, September 30, 2014	64,108,788	$320,544	$68,960,329	$(62,094,552)	$7,186,321

See accompanying notes to consolidated financial statements.

Protonex Technology Corporation

Consolidated Statements of Cash Flows

Years ended September 30,	2014	2013	2012

Cash Flows From Operating Activities:
Net loss	$(1,121,320)	$(1,748,196)	$(2,013,195)
Reconciliation of net loss to net cash provided by (used in operating activities:
Depreciation and amortization of property and equipment	232,490	304,130	484,919
Amortization of intangible assets	16,596	71,263	125,929
Non-cash contra revenue related to the fair value of warrants issued to a customer	246,714	—	—
Non-cash interest expense	108,404	94,510	—
Deferred tax provision	203,124	220,000	206,117
Stock-based compensation	178,057	278,792	424,537
Amortization of deferred financing costs	97,884	27,276	—
Changes in operating assets and liabilities:
Accounts receivable	(801,761)	(185,204)	(54,089)
Inventory, net	(28,433)	(98,192)	(532,480)
Prepaid expenses and other current assets	4,900	8,278	(36,885)
Accounts payable	493,612	(143,094)	777,952
Accrued expenses	113,929	(154,458)	219,170
Deferred revenues	478,637	(90,224)	352,915

Net cash provided by (used in) operating activities	222,833	(1,415,119)	(45,110)

Cash Flows From Investing Activities:
Additions to property and equipment	(54,385)	(60,085)	(213,688)

Net cash used in investing activities	(54,385)	(60,085)	(213,688)

Cash Flows From Financing Activities:
Capital lease principal payments	(42,825)	(80,599)	(91,533)
Proceeds from long-term debt	500,000	1,500,000	—
Cash paid for deferred financing costs	—	(127,174)	—
Proceeds from stock option exercises	8,520	3,360	—

Net cash provided by financing activities	465,695	1,295,587	(91,533)

Net Increase (Decrease) in Cash and Cash Equivalents	634,143	(179,617)	(350,331)

Cash and Cash Equivalents, Beginning of Year	959,340	1,138,957	1,489,288

Cash and Cash Equivalents, End of Year	$1,593,483	$959,340	$1,138,957

Supplemental Cash Flow Information:
Interest paid	$113,255	$59,870	$14,726

Non-cash investing and financing activities:
Fair value of warrants issued in connection with long-term debt	$—	$173,349	$—
Equipment acquired under capital leases	$—	$—	$162,257

See accompanying notes to consolidated financial statements.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

1.          Organization and Basis of Presentation

Organization

Protonex Technology Corporation (the “Company”) was incorporated in October 2000, and performs engineering and development on fuel cell technology under cost sharing, cost-reimbursement (cost-type), fixed price and cost plus contracts.  In addition, the Company assembles and sells related products.  The Company is headquartered in Southborough, Massachusetts, and its primary market has been government agencies of the United States of America.

These consolidated financial statements have been prepared on a going concern basis.  As such, they anticipate the realization of assets and the liquidation of liabilities in the normal course of business.  The Company incurred net losses of $1,121,320, $1,748,196 and $2,013,195 for the years ended September 30, 2014, 2013 and 2012, respectively, and has an accumulated deficit of $62,094,552 as of September 30, 2014.  The Company has funded these losses principally through equity financings, government contracts and a growth line of credit.  Management believes that its government contract business, product sales growth, partnering with others and cash on hand, will be adequate to fund operations for at least twelve months from the date these financial statements were issued.

2.          Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  The Company bases its estimates and judgments on historical experience and on various other factors that are considered reasonable under the circumstances.  Actual results could differ materially from these estimates.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Protonex Technology, LLC. All material intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, capital leases, accrued liabilities and long-term debt approximate their fair values due to the short-term nature of these instruments or their market rates of interest.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.  Similarly, all money market accounts are considered cash equivalents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits, and in high quality, short-term, highly liquid investment securities.  At September 30, 2014, $1,283,990 of cash equivalents exceed federally insured limits. Of the cash equivalents, $95,195 is maintained in a money-market fund that invests primarily in US Treasury Bills and the remaining balance is in a savings account.  The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances.  The Company reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible.  Management provides for probable uncollectible amounts through a charge to operations and a credit to a valuation allowance based on its assessment.  Based on experience, the Company does not record a reserve against the receivables from the agencies/groups of the United States Government.  As of September 30, 2014 and 2013, 10% and 54%, respectively, of accounts receivable were from various government agencies.  Government agencies and customers with government agencies as end user customers account for 93% of total accounts receivable at September 30, 2014.

Inventories and Related Allowance for Obsolete and Excess Inventory

Inventories consist primarily of raw materials and are recorded at the lower of cost or market.  Cost is determined on a first-in, first-out basis.  Reserves are recorded for slow moving, obsolete, non-sellable or unusable items and were approximately $164,000 and $145,000 at September 30, 2014 and 2013, respectively.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their expected useful lives.  Construction in progress represents fixed assets not yet placed in service, that at completion are transferred to the appropriate fixed asset category and depreciated on a straight-line basis over estimated useful lives of three - five years or remaining lease terms.

The current useful lives are:

Assets	Estimated Useful Lives

Furniture, fixtures and equipment	5 years
Computer hardware and software	3 - 5 years
Equipment under capital leases	5 years
Leasehold improvements	Lesser of useful life or remaining lease term

Protonex Technology Corporation

Notes to Consolidated Financial Statements

Goodwill

The Company evaluates the recoverability of goodwill and intangible assets with indefinite useful lives as of the end of each fiscal year, or more frequently if events or changes in circumstances, such as a decline in sales, operations, or cash flows, or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. The Company operates as a single reporting unit. In 2012, the Company adopted Accounting Standards Update (ASU) No. 2011-08, Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment, that includes the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount before performing the two-step impairment test as required in Accounting Standards Codification (ASC) 350, Intangibles - Goodwill and Other. At September 30, 2014, the Company performed a qualitative goodwill impairment analysis. The September 30, 2014 impairment analysis included an assessment of certain qualitative factors including, but not limited to, overall financial performance, and macroeconomic and industry conditions. The Company considered the qualitative factors and weighed the evidence obtained, and determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount. Although the Company believes the factors considered in the impairment analysis are reasonable, significant changes in any one of the assumptions used could produce a different result.

Impairment of Long-Lived Tangible and Intangible Assets

The Company examines on a periodic basis the carrying value of its long-lived tangible and intangible assets to determine whether there are any impairment losses.  If indicators of impairment were present with respect to long-lived tangible and intangible assets used in operations and undiscounted future cash flows were not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period the impairment is identified based on the fair value of the asset less any costs of disposal.  The Company believes no impairment exists as of September 30, 2014.

Revenue Recognition and Deferred Revenues

Revenues from cost sharing, cost-reimbursement (cost-type), fixed price and cost plus contracts with various government groups and agencies are recognized when the related costs are incurred and related services are performed.  Contract costs primarily include direct labor, consultants, sub-contractors, materials, and other specific administrative costs related to the project.  Deferred revenue represents amounts received in advance of services being performed and or delivery of products. Unbilled accounts receivable represents revenue recognized under the contracts in advance of billings.

Revenues from research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract, whether billed or unbilled. In many cases, the Company is reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost reimbursement and/or cost-shared type contracts or cooperative agreements. The Company is reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract agreements.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

Revenues from product sales are recognized upon the delivery of units to customers, provided there is evidence that an arrangement exists, the fee is fixed or determinable, and collectability of the related receivable is probable.  If there are acceptance provisions, revenue is recognized upon acceptance.  Deferred revenue represents amounts received from customers in advance of shipments.

For the fiscal years ended September 30, 2014, 2013 and 2012, the Company had government and government-sponsored contract revenues of $6,329,386, $4,775,091 and $5,599,071 which represented approximately 97%, 93% and 93%, respectively, of total contract services revenue.

For the fiscal years ended September 30, 2014, 2013 and 2012, the Company had government and government-sponsored product revenues of $7,281,127, $7,207,107 and $3,755,242, respectively, which represented approximately 97%, 92% and 92%, respectively, of total product revenue.

In September 2013, the Company signed a development agreement related to the (Solid Oxide Fuel Cell) SOFC platform that was amended in June 2014, with additional deliverables and funding.  The agreement includes the issuance of 1,132,200 warrants to purchase common stock that will be earned as milestone deliverables are met.  The warrants will be issued upon customer payment for completion of milestones, and will be recorded as contra revenue based on their fair value on the date they are earned.  As of September 30, 2013, no milestones were completed and no shares had vested. As of September 30, 2014, eight milestone payments were received and 841,200 shares had vested. The warrants have an exercise price of $0.01 per share and expire on September 30, 2020. During the year ended September 30, 2014, the Company recognized $246,714 as contra-revenue related to the fair value of the vested shares.  (See Note 6).

Cost of Revenues

The Company had four significant suppliers in fiscal 2014, 2013 and 2012, which accounted for 76%, 64% and 66% of total purchases, respectively.  Although only a limited number of suppliers have been used, other suppliers are available.

Income Taxes

Deferred income taxes have been recorded to recognize the estimated future tax consequences attributable to the cumulative temporary differences between financial statement and tax bases of assets and liabilities.

Deferred income tax assets and liabilities are computed for those differences that have a future tax consequence using currently enacted laws and rates that apply to periods in which they are expected to affect taxable income.  Income tax expense is the current tax payable or refundable for the period plus or minus the net change in deferred tax asset and liability accounts.  Valuation allowances are established, if necessary, to reduce a net deferred tax asset to the amount that will more likely than not be realized.

Research and Development Expense

Costs incurred in connection with research and development activities are expensed as incurred.  These costs consist of direct and indirect costs associated with specific projects as well as fees paid to various third-party entities that perform certain research on behalf of the Company.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

Warranty Expense

The Company offers basic limited parts and labor warranty on its hardware products.  The basic warranty for power manager and cable products is two years from the date of purchase.  Fuel cell products have a one year warranty from the date of purchase.  The Company provides currently for the estimated costs that may be incurred under its basic limited product warranties at the time the related product revenue is recognized.  Factors considered in determining the appropriate accruals for product warranty obligations include: historical and projected warranty claim rates, historical and projected cost-per-claim, and knowledge of specific product failures during development.  The Company assesses the adequacy of its pre-existing warranty liabilities and adjust the amounts as necessary based on actual experience and changes in future estimates.

Stock-Based Compensation

The Company has a 2003 and a 2013 stock-based employee compensation plan. The Company follows the fair value recognition provisions of ASC No. 718, Stock Compensation (“ASC 718”).  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the service period.

The following table presents stock-based compensation expenses included in the Company’s Consolidated Statements of Operations:

Years ended September 30,	2014	2013	2012

Research and development	$63,811	$207,790	$286,906
Sales and marketing	15,219	11,238	9,737
General and administrative	99,027	59,764	127,894

Total Stock-Based Compensation Expense	$178,057	$278,792	$424,537

At September 30, 2014, there is approximately $86,000 of unamortized stock-based compensation costs. That cost is expected to be recognized as expense over a weighted-average period of 1.5 years.

ASC 718 requires the benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash inflows rather than operating cash inflows, on a prospective basis. The Company has fully reserved for any deferred tax benefits due to the uncertainty of future operating results and its ability to utilize the future tax benefit. As such, there is no effect on the Company’s Consolidated Statements of Cash Flows.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

The fair value of each stock option was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Years ended September 30,	2014	2013	2012

Expected volatility	79.0%	79.0%	79.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected risk-free interest rate	0.81% - 1.39%	0.37% - 1.49%	.62% - .75%
Expected term of options	4.47 years	4.47 years	4.47 years
Maximum contractual term	10 years	10 years	10 years
Estimated forfeitures	20.0%	21.0%	20.0%

Stock Price

Options issued during fiscal 2014, 2013 and 2012, were valued based on an independent valuation of the Company’s stock price.

Expected Volatility

Due to having minimal publicly traded experience of its stock, the Company utilized an expected volatility based on publicly available information as to the volatility of comparable traded companies in similar industries, development and size.

Expected Dividend Yield

The Company does not intend to pay dividends on its common stock for the foreseeable future and, accordingly, uses a dividend yield of zero in the Black-Scholes pricing model.

Expected Risk-Free Interest Rate

The risk-free interest rates for stock options are based on the US Treasury yield curve in effect at the time of grant for maturities, similar to the expected holding period of the stock options.

Expected Term

The expected term of stock options granted is generally based on historical data and represents the period of time that the stock options granted are expected to be outstanding. The Company has had very limited stock option exercise experience to date, making the Company’s determination of the “expected term” judgmental. Accordingly, the Company has based the expected term on publicly available information for companies in similar industries development and size.

Estimated Forfeitures

The Company has estimated employee stock option forfeitures as required under ASC 718 for two groups of stock options: (a) immediately vested options and (b) all others and is based on the Company’s limited experience.  Estimated forfeitures are adjusted to actual forfeiture experience.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

3.          Property and Equipment

Property and equipment consists of the following:

September 30,	2014	2013

Furniture, fixtures and equipment	$2,401,409	$2,361,248
Computer hardware and software	748,281	733,936
Leasehold improvements	905,541	905,541
Construction in progress	—	121

	4,055,231	4,000,846

Less - accumulated depreciation and amortization	3,653,987	3,421,497

Property and Equipment, net	$401,244	$579,349

Included in property and equipment at September 30, 2014 is equipment under capital leases with a cost of $307,074 and net book value of $103,609.

Depreciation and amortization expense amounted to $232,490, $304,130 and $484,919 for the years ended September 30, 2014, 2013 and 2012, respectively.

4.          Accrued Expenses

Accrued expenses consist of the following:

September 30,	2014	2013

Payroll and related	$233,029	$131,944
Vacation	166,486	148,267
Legal and accounting	65,210	85,860
Product warranty	68,909	49,923
Other expenses	115,489	119,200

Accrued Expenses	$649,123	$535,194

Protonex Technology Corporation

Notes to Consolidated Financial Statements

5.   Intangible Assets

The following is a summary of intangible assets:

September 30, 2014	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Useful Life

Core technology	$555,000	$555,000	$—	6 years
Other intangible assets	184,000	176,550	7,450	5-6 years

Total Intangible Assets	$739,000	$731,550	$7,450

September 30, 2013	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Useful Life

Core technology	$555,000	$555,000	$—	6 years
Other intangible assets	184,000	159,954	24,046	5-6 years

Total Intangible Assets	$739,000	$714,954	$24,046

The Company amortizes intangible assets using the straight-line method over the above estimated useful lives of the respective intangible asset.  The Company considers the straight-line method to be appropriate, as it approximates the pattern in which economic benefits are consumed in circumstances where such patterns can be reliably determined.  During the years ended September 30, 2014, 2013 and 2012, amortization expense of intangible assets amounted to $16,596, $71,263 and $125,929 and is included in research and development expenses in the accompanying consolidated statements of operations.  The remaining amount of $7,450 will be fully amortized in the fiscal year ending September 30, 2015.

6.   Stockholders’ Equity

Stock Options

In June 2013, the Company’s shareholders approved the 2013 Stock Incentive Plan, which allows for the granting of incentive stock options (ISOs) and non-qualified stock options, stock appreciation rights, performance shares and restricted stock to employees, officers, Directors, advisors and consultants of the Company.  The number of shares of the Company’s common stock that may be issued under the plan is 7,000,000 shares, and as of September 30, 2014, 6,092,000 shares remain available for future grant.  To date, the Company has issued ISOs and non-qualified stock options under the 2013 Stock Incentive Plan, and has not issued any stock appreciation rights, performance shares or restricted stock.

In October 2003, the Company’s Board of Directors approved the 2003 Stock Incentive Plan, which allows for the granting of incentive stock options (ISOs) and non-qualified stock options, stock appreciation rights, performance shares and restricted stock to employees, officers, Directors, advisors and consultants of the Company.  The 2003 Stock Incentive Plan expired in October 2013.  As of September 30, 2014, 0 shares remain available for future grant.  The Company has issued

Protonex Technology Corporation

Notes to Consolidated Financial Statements

ISOs and non-qualified stock options under the 2003 Stock Incentive Plan, and has not issued any stock appreciation rights, performance shares or restricted stock.

In July 2009, the Board of Directors approved a provision in all existing and future stock option grants issued to employees and to future grants issued to Non-Executive Directors which provides that in the event of a future change in control of Protonex, the vesting of all outstanding stock options would be accelerated such that 50% of all unvested options would become vested upon the change of control.  The acceleration of vesting would not shorten the overall vesting term of the options, but rather would provide that 50% of the options that would otherwise vest periodically over the entire vesting term would vest immediately upon the change in control.

A summary of the status of all of the Company’s stock options for the years ended September 30, 2014, 2013 and 2012 is presented below:

	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)
Outstanding - September 30, 2011	8,312,089	$0.19	8.63
Granted	354,000	0.26
Forfeited/cancelled	(352,943)	0.18

Outstanding - September 30, 2012	8,313,146	$0.19	7.61
Granted	229,000	0.35
Exercised	(16,000)	0.21
Forfeited/cancelled	(252,509)	0.23
Outstanding - September 30, 2013	8,273,637	0.19	6.67
Granted	908,000	0.30
Exercised	(113,600)	0.08
Forfeited/cancelled	(318,446)	0.19
Outstanding - September 30, 2014	8,749,591	$0.21	6.16

Exercisable - September 30, 2014	8,209,477	$0.20	5.98
Exercisable - September 30, 2013	7,320,757	$0.19	6.50
Exercisable - September 30, 2012	5,314,971	$0.19	7.15

Years ended September 30,	2014	2013
Weighted average grant date fair value per share of options granted	$0.18	$0.21

In March 2013, the Company issued 560,000 warrants to a lender firm in connection with the signing of the $2.0 million growth loan.  The warrants have an exercise price of $0.01 per share and expire on March 8, 2020. (See Note 7).

Protonex Technology Corporation

Notes to Consolidated Financial Statements

In September 2013, the Company signed a development agreement related to the SOFC platform that was amended in June 2014, with additional deliverables and funding.  The agreement includes the issuance of 1,132,200 warrants that will be earned as milestone deliverables are met.  As of September 30, 2014 and 2013, 841,200 and 0 shares, respectively, had vested. The warrants have an exercise price of $0.01 per share and expire on September 30, 2020.  (See Note 2)

7.   Long-Term Debt

Growth Loan & Credit Facilities

In March 2013, the Company secured a $2.0 million growth loan with an investment firm that provided for an initial term loan of $1.5 million with an additional $0.5 million available for subsequent use.  In September 2014, the Company received the remaining $0.5 million growth loan.  The outstanding borrowings of $2.0 million at September 30, 2014 are secured by the Company’s accounts receivable, inventory and intellectual property.  The agreement provided for an adjustable interest rate of prime plus 3.25% payable in cash, plus 3.25% interest that is capitalized, compounded and added to the unpaid principal of the term loan.  Total capitalized interest of $165,350 was added to the unpaid principal balance as of September 30, 2014.  The outstanding principal and capitalized interest is due and payable in March 2016. The Company is required to maintain certain financial covenants under the growth loan.  As of September 30, 2014, the Company is in compliance with such covenants.

The Company issued 560,000 warrants to purchase common stock to the lender in connection with the growth loan.  The warrants have an exercise price of $0.01 per share and expire on March 8, 2020.  The fair value of the warrants was determined to be $173,349 and was recorded as a debt discount and is being amortized as additional interest expense over the term of the loan.  Total amortization of the discount during the years ended September 30, 2014 and 2013 was $61,919 and $37,519, respectively.

8.   Commitments and Contingencies

Leases

The Company conducts its operations in leased facilities under operating lease agreements and has lease commitments for certain equipment.  Total rent and related expenses under these agreements totaled $304,068, $309,609 and $319,298, for the years ended September 30, 2014, 2013 and 2012, respectively.

As of September 30, 2014 and 2013, the Company maintained security deposits totaling $21,384 and $27,265 related to the lease agreements.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

Minimum future payments required under operating and capital leases are as follows:

Years ending September 30,	Capital Leases	Operating Leases

2015	$31,500	$256,611
2016	30,372	42,768
2017	2,532	—

Total minimum lease payment	64,404	$299,379

Less amount representing interest	2,996
Less amount representing maintenance fees	15,920

Present value of minimum lease payments	45,488

Less current portion	22,126

Capital lease obligations, less current portion	$23,362

License Agreement

During fiscal 2012 the Company entered into a Letter of Intent (“LOI”) agreement related to future royalties on sales of Protonex products.  The LOI required certain non-refundable payments pending a definitive agreement.  An agreement was not completed and as a result approximately $407,000 of payments received are included in miscellaneous income in fiscal 2012.

Litigation

From time to time, the Company is a party to various legal proceedings incidental to its business.  The Company believes that none of the legal proceedings, that are presently pending, if adversely decided against the Company, will have a material adverse effect upon its financial position, results of operations, or liquidity.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

9.   Income Taxes

The provision for income taxes consists of the following:

Years ended September 30,	2014	2013	2012

Current:
State	$456	$417	$150

Deferred:
Federal	177,185	185,898	177,641
State	25,483	34,102	28,476

	202,668	220,000	206,117

Total Provision for Income Taxes	$203,124	$220,417	$206,267

A reconciliation of the expected income tax computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

Years ended September 30,	2014	2013	2012

Federal statutory tax rate	(34)%	(34)%	(34)%
State taxes, net of federal benefit	(5)	(4)	(4)
Research and development tax credits	(29)	(23)	(11)
Non-cash compensation expense	3	5	6
Other differences	(11)	(8)	(9)
Change in valuation allowance	98	78	63

Effective Tax Rate	22%	14%	11%

The Company has approximately $55,437,000 of net operating loss carryforwards (NOLs) for federal income tax purposes and approximately $13,880,000 of NOLs for state income tax purposes at September 30, 2014.  The federal NOLs will begin to expire in the year 2023 if not utilized.  The available state NOLs began to expire in 2013.  The Company has approximately $2,911,000 of tax credit carryforwards for federal income tax purposes and approximately $1,708,000 of tax credit carryforwards for state income tax purposes at September 30, 2014.  The federal tax credits begin to expire in 2020 and the state tax credits begin to expire in 2021.  Under the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in an annual limitation on the amount of NOL and tax credit carryforwards, which may be utilized in future years.

Included in the above NOLs is approximately $492,000 resulting from excess tax deductions from stock options exercised during the year ended September 30, 2006.  Pursuant to ASC 718, the deferred tax asset relating to excess tax benefit from these exercises was not recognized for financial statement purposes.  The asset will be recorded as a credit to additional paid in capital to the extent the Company receives a cash savings in the future.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

Included in the above NOLs is approximately $386,000, $339,000 and $292,000 of excess tax goodwill NOLs carryforwards for the years ended September 30, 2014. 2013 and 2012, respectively.  The deferred tax asset relating to the excess tax benefit from the goodwill amortization was not recognized for financial statement purposes.  The benefit will be recorded when the Company receives the cash benefit in the future.

The Company’s deferred tax liabilities are created by goodwill as a result of a prior acquisition.  In accordance with ASC 350, deferred tax liabilities resulting from the different treatment of goodwill for book and tax purposes cannot offset deferred tax assets in determining the valuation allowance.  As a result, a deferred tax provision is required to increase the Company’s valuation allowance.  The deferred tax liability as a result of the goodwill associated with the prior acquisition as of September 30, 2014 and 2013 is $1,528,261 and $1,325,137, respectively.  For tax purposes, goodwill generated from the acquisition amounted to $8,521,000 and is deductible over a 15-year period.

Due to the uncertainty of future operating results, management believes it to be more likely than not that the gross deferred tax assets will not be realized; therefore, a full valuation allowance against such assets has been recorded at September 30, 2014 and 2013.

The primary temporary differences that give rise to the deferred tax asset and liability are NOL carryforwards, non-deductible reserves and accruals and differences in bases of the tangible and intangible assets.  The income tax effects of these temporary differences are as follows:

September 30,	2014	2013

Net operating loss carryforwards	$19,264,291	$19,479,264
Credits	4,037,470	3,011,413
Stock options	777,806	745,290
Depreciation and amortization	427,667	441,558
Other temporary differences	150,264	228,302
Gross deferred tax asset	24,657,498	23,905,827

Less: valuation allowance	24,657,498	23,905,827
Net deferred tax assets	$—	$—
Deferred tax liabilities:
Tax goodwill amortization	$1,528,261	$1,325,137

The Company follows the provisions of ASC 740, “Accounting for Uncertainty in Income Taxes”. As of September 30, 2014, the total amount of net unrecognized tax benefit was approximately $673,000 which would be recorded with an offsetting adjustment to the Company’s valuation allowance. There has been no significant change in the unrecognized tax benefit since adoption.

The Company did not recognize any accrued interest and penalties related to unrecognized tax benefits as no amounts would be due as a result of the net tax loss carryforward. The Company’s policy is to record interest and penalties related to unrecognized tax benefits in income tax expense. All tax years remain subject to examination by the taxing authorities for both Federal and state purposes. The primary state jurisdiction is the Commonwealth of Massachusetts.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

10. Employee Retirement Plan

The Company adopted a 401(k) plan effective January 1, 2005.  The plan is an employee deferral based pre-tax retirement plan.  The Company can elect to make discretionary matching contributions into the plan.  To date, the Company has not made a discretionary matching contribution.

11. Related Parties

The Company has a relationship with CBC America Corporation (“CBC”), a shareholder in the Company.  CBC also facilitates purchases by the Company of components for fuel cell development from international suppliers.  Effective as of July 2008, the Company entered into an agreement with CBC and another party to jointly develop certain products.  During the years ended September 30, 2014, 2013 and 2012, the Company had purchases from CBC of $110,212, $33,406 and $50,069, respectively.

12. Fair Value Measurements

The Company follows the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) for fair value measurements of financial assets and financial liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis.  ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

The Level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

As of September 30, 2014 and 2013, the Company’s money market funds of $95,195 and $95,174, respectively, were valued using quoted prices generated by market transactions involving identical assets, or Level 1 assets as defined under ASC 820.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

13. Subsequent Events

The Company evaluated all events or transactions that occurred after September 30, 2014 through December 8, 2014, the date these financial statements were available to be issued.  All material subsequent events have been disclosed in the financial statements except as noted below as to which the date is June 29, 2015.

In May 2015, the Company secured a $2.0 million working capital line of credit with a bank.  Outstanding borrowings were secured by the Company’s accounts receivable and inventory.  The bank has a senior blanket lien on all Company assets, including IP.  The agreement provided for an adjustable interest rate of prime plus 2.5% or 1.5%, depending on balance sheet liquidity ratios.

On June 29, 2015, the Company entered into a definitive agreement with Ballard Power Systems, Inc. (Ballard).  Pursuant to a merger agreement in which the Company will merge with Ballard, Ballard will acquire all of the securities of the Company, including all outstanding shares of common stock and all outstanding and vested options and warrants to purchase shares of Company common stock.  The purchase price (enterprise value) of US $30 million will be paid in shares of Ballard common stock and cash.